1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 3, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Press release on 2022/05/03:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the First Quarter of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the First Quarter of 2022

TAIPEI, Taiwan, R.O.C. May 3, 2022 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2022. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2022 Financial Highlights

-	Total revenue increased by 2.4% to NT$ 51.29 billion.
-	Consumer Business Group revenue increased by 2.2% to NT$ 32.72 billion.
-	Enterprise Business Group revenue increased by 2.1% to NT$ 15.81 billion.
-	International Business Group revenue increased by 13.8% to NT$ 1.71 billion.
-	Total operating costs and expenses increased by 1.7% to NT$ 39.68 billion.
-	Net income attributable to stockholders of the parent increased by 2.5% to NT$ 9.02 billion.
-	Basic earnings per share (EPS) was NT$1.16.

“Chunghwa had a remarkable first quarter, as we achieved strong performance under our new corporate structure, despite facing challenges of new COVID strains as well as intense global and macro factors,” said Mr. Chi-Mau Shieh, Chairman and Chief Executive Officer of Chunghwa Telecom.

“Strong demand across diverse end markets, combined with Chunghwa’s strong innovative engine, broad market access, and sharpened execution, allowed us to deliver solid results within our guidance range in this quarter. For mobile services, both mobile revenue market share and mobile subscriber market share maintained their leading positions. Mobile post-paid ARPU excluding IoT SIMs increased by 3.2% year over year, driven by steady 5G penetration, while we observed an average 35% uplift in monthly fees, attributable to customers who renewed contracts to adopt 5G services. In addition, both our fixed broadband subscriber number and HiNet subscriber number continued to grow year-over-year, reflecting our leading market share.”

“As for segment details, driven by strong demand and digital opportunities, the consumer business group continued to grow. We launched Triple-Play (Fixed-Broadband + Mobile + Wi-Fi) program in the first quarter to attract more subscribers, and Home Wi-Fi device sign-ups grew by 29% year-over-year. In the enterprise business group, revenues of mobile ICT, IDC and cybersecurity revenues reached double-digit growth this quarter. 5G enterprise private network revenue tripled its growth as well. We are pleased to see the success of our international business this quarter, as revenue increased by 13.8% year-over-year due to increasing demand of IDC, cloud and ICT services offering for global clients.”

“This year marked a new era for Chunghwa, and we believe the Company’s long-term opportunities remain unchanged as the world's digital transformation accelerates. We will continue to enhance our product and service offerings and remain confident that our business performance will continue to develop and grow,” Mr. Shieh concluded.

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2022 increased by 2.4% to NT$ 51.29 billion.

Consumer Business Group revenue for the first quarter of 2022 increased by 2.2% to NT$ 32.72 billion, mainly due to a 4.9% YoY increase of mobile service revenue driven by postpaid subscriber growth and 5G migration. Fixed-line service revenue increased 2.0% YoY owing to higher-speed service adoption amid continued stay-at-home economy. Sales revenue decreased 1.5% YoY resulted from unstable handset supply under COVID-19.

Enterprise Business Group revenue for the first quarter of 2022 increased by 2.1% to NT$ 15.81 billion, mainly due to mobile and fixed-line service revenue increased respectively by 7.1% and 0.3%. ICT business revenue decrease 7.2% YoY resulted from the revenue recognition delay of some projects, though we are positive to the full-year performance.

International Business Group revenue for the first quarter of 2022 increased by 13.8% to NT$ 1.71 billion, mainly due to the increase of ICT revenue.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2022 increased by 1.7% year over year to NT$ 39.68 billion, mainly due to higher personnel expenses and depreciation expense.

Operating Income and Net Income

Income from operations for the first quarter of 2022 increased by 4.6% to NT$ 11.61 billion, mainly due to the continued growth of profitable core business, as well as the increased gross profits and gross margins of ICT projects of parent company. The operating margin was 22.6%, as compared to 22.2% in the same period of 2021. Net income attributable to stockholders of the parent increased by 2.5% to NT$ 9.02 billion. Basic earnings per share was NT$1.16.

Cash Flow and EBITDA

Cash flow from operating activities for the first quarter of 2022 increased by 19.8% year over year to NT$ 11.84 billion, mainly due to an increase of pretax income.

Cash and cash equivalents, as of March 31st, 2022, increased by 16.9% to NT$ 46.51 billion as compared to that as of December 31st, 2021. The increase was primarily attributable to the issuance of corporate bonds which supports the Company’s investments in green energy projects to enhance its energy efficiency and the network deployment in remote areas for social good.

EBITDA for the first quarter of 2022 increased by 3.5% to NT$ 21.29 billion. EBITDA margin was 41.51%, as compared to 41.08% in the same period of 2021.

Business Highlights

Mobile

As of March 31st, 2022, Chunghwa Telecom had 11.98 million mobile subscribers, representing a 5.3% year-over-year increase. Total mobile service revenue increased by 4.9% to NT$ 14.84 billion, while mobile post-paid ARPU excluding IoT SIMs grew 3.2% year over year to NT$ 515.

Fixed Broadband/HiNet

As of March 31st, 2022, the number of broadband subscribers slightly increased by 0.3% to 4.35 million. The number of HiNet broadband subscribers increased by 1.1% to 3.62 million. Total fixed broadband revenue grew 4.4% year over year to NT$ 10.51 billion, while ARPU increased 3.5% to NT$ 760.

Fixed line

As of March 31st, 2022, the Company maintained its leading position in the fixed-line market, with a total of 9.59 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

∎	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
∎	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
∎

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw